SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 1 )*



                    Microchip Technology Incorporated

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                595017104

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  479,520


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  6,306,520
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,306,520   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     11.9%


 12  TYPE OF REPORTING PERSON*

     HC


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  5,727,100
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,727,100   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.8%


 12  TYPE OF REPORTING PERSON*

     IA


                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Growth Fund of America, Inc.
     52-0792143

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)


 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  2,675,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,675,000


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%


 12  TYPE OF REPORTING PERSON*

     IC


                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       Microchip Technology Incorporated

Item 1(b)   Address of Issuer's Principal Executive Offices:
       2355 W. Chandler Blvd.
       Chandler, AZ  85224

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc., Capital Research and
       Management Company, The Growth Fund of America, Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       595017104

Item 3   The person(s) filing is(are):

       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.
       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       The Capital Group Companies, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 5,727,100 shares or 10.8% of the 53,013,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 2,675,000 shares or 5.0% of the 53,013,000 shares of Common Stock believed to be outstanding.

       The remaining shares reported as being beneficially owned by The Capital Group Companies, Inc. are beneficially owned by other subsidiaries of The Capital Group Companies, Inc. listed under item 7, none of which by itself owns 5% or more of the outstanding securities.



Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       1.
          Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment
          Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

       2.
          Capital Research and Management Company serves as investment adviser to The Growth Fund of America, Inc., an investment company registered under the Investment Company Act of 1940.

       3.
          Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of The
          Capital Group Companies, Inc.


Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          May 8, 1998


        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.


        Date:          May 8, 1998


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company


        Date:          May 8, 1998


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Senior Vice President

                       The Growth Fund of America, Inc.




        *By

               Kenneth R. Gorvetzian
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on December 10, 1997 with respect to Viatel Inc.

                               AGREEMENT

                            Los Angeles, CA
                              May 8, 1998

  The Capital Group Companies, Inc. ("CGC"), Capital Research and
Management Company ("CRMC") and The Growth Fund of America, Inc. ("GFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Microchip Technology Incorporated.

  CGC, CRMC and GFA state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGC, CRMC and GFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 THE CAPITAL GROUP COMPANIES, INC.

                 BY:              *Larry P. Clemmensen

                                   Larry P. Clemmensen, President
                                   The Capital Group Companies,
                                   Inc.


                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 THE GROWTH FUND OF AMERICA, INC.

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Senior Vice
                                   President
                                   The Growth Fund of America,
                                   Inc.


*By

     Kenneth R. Gorvetzian
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on December 10, 1997 with respect to Viatel Inc.